Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-251339) on Form F-4 of Arrival of our report dated April 30, 2021, with respect to the consolidated statements of financial position of Arrival Luxembourg S.à r.l as of December 31, 2020 and 2019, the related consolidated statements of profit or (loss) and other comprehensive (loss)/income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 20-F of Arrival.

Our report refers to a change in accounting policy due to the adoption of IFRS 16 Leases and a change in the method of accounting for grants.

/s/ KPMG LLP

London, United Kingdom

April 30, 2021